[redacted]

08031826

SECU[...] [...]MISSION

Washington, D.C. 20549

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SEC Mail Processing Section

MAY 22 2008

Washington, DC 111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04.01.07 (MM/DD/YY) AND ENDING 03.31.08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHLAKE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 SLEEPY HOLLOW TR
(No. and Street)

SOUTHLAKE (City) TX (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLOMON STEIN, CPA
(Name – *if individual, state last, first, middle name*)

1229 MOHAWK TR. (Address) RICHARDSON (City) TX (State) 75080 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RICHARD SANDOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHLAKE CAPITAL, LLC, as of MARCH 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

PRESIDENT
Title

[signature] - Tarrant County TX. My Comm Expires 12/11/2011
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATHRYN VAN LIEW
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES 12-11-2011

SOUTHLAKE CAPITAL, LLC.

FINANCIAL STATEMENTS

AND

ADDITIONAL INFORMATION

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

YEAR ENDED MARCH 31, 2008

CONTENTS

	PAGE
Report of Certified Public Accountant	3
Financial Statements:	
Statement of Financial Condition	5
Annual Statement of Income	6
Statement of Changes in Shareholders' Equity	7
Statement of Cash Flows - Indirect Method	8
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	9
Notes to Financial Statements	10
Additional Information:	
Computation of Net Capital Under Rule 15c3-1	13
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	15
Reconciliation of Computation for Determination Of the Reserve Requirements Under Exhibit A of Rule 15c3-3 with Corresponding Unaudited most recent Part IIA of Financial and Operational Combined Uniform Single Report (FOCUS)	16
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	17
Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17-a-5	18

SOLOMON STEIN, CPA
1229 Mohawk Trail
Richardson, Texas 75080

INDEPENDENT AUDITOR'S REPORT

Richard L. Sandow
President
SOUTHLAKE CAPITAL, LLC.
1360 Woodbrook Lane
Southlake, Texas 76092

I have audited the accompanying statement of financial condition of Southlake Capital, LLC., (the Company) as of March 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southlake Capital, LLC., as of March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the contents page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

May 22, 2008

Solomon Stein, CPA

Solomon Stein, CPA

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2008

ASSETS

Cash, unrestricted	$ 30,527
Deposits with Clearing Agent	54,604
Investments	119,015
Furniture and Fixtures - 8,933, less Accumulated Depreciation of $ 4,000	4,933
Other Assets	3,633

	$ 212,712
	==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to Brokers / Dealers	$ 59,345
Shareholders' equity:	
Common stock, $ 0.25 par value	
Authorized - 4,000 shares	
Issued - 4,000 shares	$ 1,000
Capital in Excess of Par Value	31,562
Retained earnings	33,762
Net Income	87,043

	153,367
	$ 212,712
	==========

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

ANNUAL STATEMENT OF INCOME

Year ended March 31, 2008

Revenues:	
Commissions	$ 17,007
Net Securities Trading Gains / Losses	49,920
Investments Gains / Losses	0
Sale of Investment Company Shares	5,594
Other Income	71,451
	143,972
Costs and expenses:	
Salaries and Employment	$ 0
Commissions Paid	12,597
Interest Expenses	12,576
Regulatory Fees	214
Amortization / Depreciation	500
Other Operating Expenses	31,042
	56,929
Net Income	$ 87,043

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

March 31, 2008

	Common Shares	Stock Par Value	Capital in Excess of Par Value	Retained Earnings
Balance at 04/01/07	4,000	$ 1,000	$31,562	$121,344
Owner's Draw	-	-	-	(87,582)
Net Income	-	-	-	87,043
Balance at 03/31/08	4,000	$ 1,000	$31,562	$120,805

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CASH FLOWS - INDIRECT METHOD

Year ended March 31, 2008

Cash Flows from Operating Activities:	
Net Income	$ 87,043
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	500
Total Adjustments	500
Net Cash Provided by Operating Activities	87,543
Cash Flows from Investing Activities:	
Purchase of Securities	(36,585)
Sale of Assets	0
Net Cash Provided by Investing Activities	(36,585)
Cash Flows from Financing Activities:	
Increase in Current Accounts Payable	35,535
Return to owner	(87,582)
Net Cash Provided by Financing Activities	(52,047)
Net Increase (Decrease) in Cash	(1,089)
Cash at Beginning of Year	31,616
Cash at End of Year	$ 30,527
Supplemental Cash Flow Information:	
Income Taxes Paid	$ -
Interest Paid	$ 12,576

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS

OF GENERAL CREDITORS

March 31, 2008

Balance at April 1, 2007	$	0
Additions		0
Reductions		0
Balance at March 31, 2008	$	0

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2008

1. Summary of significant accounting policies

This summary of significant accounting policies of SOUTHLAKE CAPITAL, LLC., (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and will be applied on a basis consistent with that of the preceding year.

History and business activity

The Company was organized on November 15, 1995; and began operations later that month. The Company is a full service broker/dealer and has been authorized to initiate transactions for customers on any of the national or local securities exchanges for the following products: stocks, corporate bonds, municipal bonds, government bonds, mutual funds, and options. The Company also trades securities for its own account.

Depreciation and amortization

Depreciation of property and equipment is provided on the straight-line method over estimated useful lives of five years.

Organization costs and Corporate Goodwill will be amortized over the next 10 years utilizing the straight-line method.

Method of accounting

The Company records all commission income and expenses on the settlement date basis, which is generally the fifth business day following the transaction date.

2. Commitments and contingencies

The Company had no long term commitments or contingencies as of March 31, 2008.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital, net capital requirements and net capital ratio are summarized as follows:

Net capital	$ 135,606
Aggregate indebtedness	$ 59,345
Net capital requirements	$ 100,000
Net capital ratio	0.44 to 1

ADDITIONAL INFORMATION

SOUTHLAKE CAPITAL, LLC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

March 31, 2008

Net capital:	
Total shareholders' equity	$ 153,367
Deduct Non-Allowable Assets:	
Furniture and Fixtures (net of accumulated Depreciation), and Other Assets	(8,566)
Net capital before haircuts on securities positions	144,801
Haircuts on securities positions - corporate stocks and warrants	(9,195)
Net capital	$135,606
Aggregate indebtedness	59,345
Other liabilities	0
Total liabilities	59,345
Computation of basic net capital requirements:	
Greater of 6-2/3% of Aggregate indebtedness	$ 3,952
or	
Minimum dollar net capital	$100,000
Minimum net capital required	$100,000
Ratio:	
Aggregate indebtedness to net capital	0.44 to 1

SOUTHLAKE CAPITAL, LLC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

March 31, 2008

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of March 31, 2008)

Net capital as reported in Company's Part II FOCUS report	$135,606
Adjustments:	0
Net capital per above	$135,606

SOUTHLAKE CAPITAL, LLC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

UNDER EXHIBIT A OF RULE 15c3-3

March 31, 2008

The Company is a fully-disclosed broker-dealer and does not carry customers' accounts; therefore, Rule 15c3-3 does not apply and the related schedules are omitted.

SOUTHLAKE CAPITAL, LLC.

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 WITH CORRESPONDING UNAUDITED MOST RECENT PART IIA OF FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT (FOCUS)

March 31, 2008

The Company is a fully-disclosed broker-dealer and does not carry customers' accounts; therefore, Rule 15c3-3 does not apply and the related schedules are omitted.

SOUTHLAKE CAPITAL, LLC.

INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS

UNDER RULE 15c3-3

March 31, 2008

The Company is exempt from Rule 15c3-3 under provision (K)(2)(ii), in that all customer transactions are cleared through Southwest Securities, Inc., on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL

ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

Richard L. Sandow
President
SOUTHLAKE CAPITAL, LLC.
1360 Woodbrook Lane
Southlake, Texas 76092

I have examined the financial statements of SOUTHLAKE CAPITAL, LLC., (the Company), as of March 31, 2008, and have issued my report thereon dated May 22, 2008. As part of my examination, I have reviewed and tested the Company's system of internal accounting controls to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). My review did not encompass the procedures for safeguarding securities, or the practices and procedures employed quarterly in counting or accounting for securities and resolving securities differences in complying with the requirement for the prompt payment for securities as required by Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3, and in maintaining a reserve bank account as required by Rule 15c3-3 of the Securities and Exchange Commission, since the Company is a fully disclosed broker-dealer and does not carry customer accounts.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

The Company has decided to implement an Anti-Money Laundering (AML) Program, and consequently has approved an AML policy and designated its President, Richard Sandow, to be its Anti-Money Laundering Program Compliance Officer, with full responsibility for the implementation of the Company AML program. The AML policy requires the company to verify all customer provided information, prohibits cash deposits, and creation of foreign accounts. A random sample of customer deposits did not find any that included cash. All customer accounts are maintained at Southwest Securities, Inc., and no other accounts have been created.

In my opinion, the system of internal accounting controls of SOUTHLAKE CAPITAL, LLC., in effect at March 31, 2008, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

My study and evaluation of the system of internal controls did not reveal any material weaknesses or inadequacies requiring telegraphic notice within twenty-four hours as prescribed by Rule 17a-11. The existing compensating controls would, in my opinion, prevent or detect any material irregularities arising in a normal course of business in a timely fashion. The duties of posting General Ledger and other journal transactions are not segregated from bank statement reconciliation, custody over cash or securities, and similar functions, since the Company has only a single employee/owner. The Company President and only officer, prepares and reconciles all transactions on a daily basis. The in-house micro-computer based accounting system is adequate to accommodate the current volume of transactions and preparation of the monthly financial statements.

This report is intended solely for the use of management, the National Association of Securities Dealers and the Securities and Exchange Commission and should not be used for any other purpose.

Dallas, Texas

May 22, 2008

FOCUS REPORT

FORM
X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: SOUTHLAKE CAPITAL, L.L.C. [0013]

SEC File Number: 8- 48201 [0014]

Address of Principal Place ofBusiness: 1750 SLEEPY HOLLOW TRAIL [0020]

SOUTHLAKE [0021] TX [0022] 76092 [0023]

Firm ID: 38373 [0015]

For Period Beginning 4/01/2007 [0024] And Ending 03/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Richard Sandow, President [0030] Phone: 817-329-5950 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report X [0042]

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	30,527 [0200]		30,527 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	54,604 [0295]		
	B. Other	[0300]	[0550]	54,604 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	119,015 [0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		119,015 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:			[0470]		[0640]		0 [0890]
A. Exempted securities		[0170]					
B. Other securities		[0180]					
8. Memberships in exchanges:							
A. Owned, at market		[0190]					
B. Owned, at cost					[0650]		
C. Contributed for use of the company, at market value					[0660]		0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			[0480]		[0670]		0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			[0490]	4,933	[0680]	4,933	[0920]
11. Other assets			[0535]	3,633	[0735]	3,633	[0930]
TOTAL ASSETS	204,146			8,566		212,712	[0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	59,345 [1315]	59,345 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]			
2. Includes equity subordination (15c3-1(d)) of			
[1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	59,345 [1450]	59,345 [1760]

Ownership Equity

	Total	
21. Sole proprietorship		[1770]
22. Partnership (limited partners [1020])		[1780]
23. Corporations:		
A. Preferred stock		[1791]
B. Common stock	1,000	[1792]
C. Additional paid-in capital	31,562	[1793]
D. Retained earnings	120,805	[1794]
E. Total		[1795]
F. Less capital stock in treasury	0	[1796]
24. TOTAL OWNERSHIP EQUITY	153,367	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	212,712	[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2007 [3932]	Period Ending 03/31/2008 [3933]	Number of months 12	[3931]

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executedon an exchange	738	[3935]
	b. Commissions on listed option transactions	178	[3938]
	c. All other securities commissions	16,091	[3939]
	d. Total securities commissions	17,007	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		[3945]
	b. From all other trading	49,920	[3949]
	c. Total gain (loss)	49,920	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares	5,594	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	71,451	[3995]
9.	Total revenue	143,972	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers	12,597	[4140]
13.	Interest expense	12,576	[4075]
	a. Includes interest on accounts subject tosubordination agreements [4070]		
14.	Regulatory fees and expenses	214	[4195]
15.	Other expenses	31,542	[4100]
16.	Total expenses	56,929	

NET INCOME			[4200]
17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		87,043	[4210]
18. Provision for Federal Income taxes (for parent only)			[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			[4224]
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		87,043	[4230]
MONTHLY INCOME			
23. Income (current monthly only) before provision for Federal income taxes and extraordinary items			7,295 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers"maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fullydisclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			153,367	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			153,367	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				0 [3520]
	B. Other (deductions) or allowable credits (List)				
		[3525A]	[3525B]		
		[3525C]	[3525D]		
		[3525E]	[3525F]		0 [3525]
5.	Total capital and allowable subordinated liabilities			153,367	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	8,566	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
	D. Other deductions and/or charges		[3610]	-8,566	[3620]
7.	Other additions and/or credits (List)				
		[3630A]	[3630B]		
		[3630C]	[3630D]		
		[3630E]	[3630F]		0 [3630]
8.	Net capital before haircuts on securitiespositions				144,801 [3640]
9.	Haircuts on securities (computed, whereapplicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				

1. Exempted securities	6,808 [3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	387 [3734]	
D. Undue Concentration	2,000 [3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-9,195 [3740]
10. Net Capital		135,606 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed inaccordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	35,606 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	135,606 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid orcredited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]		
[3820C]	[3820D]		
[3820E]	[3820F]		
	0 [3820]		0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider	Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect Renew
[4600]	[4601]	[4602]		[4603]	[4604]	[4605]
[4610]	[4611]	[4612]		[4613]	[4614]	[4615]
[4620]	[4621]	[4622]		[4623]	[4624]	[4625]
[4630]	[4631]	[4632]		[4633]	[4634]	[4635]
[4640]	[4641]	[4642]		[4643]	[4644]	[4645]
[4650]	[4651]	[4652]		[4653]	[4654]	[4655]
[4660]	[4661]	[4662]		[4663]	[4664]	[4665]
[4670]	[4671]	[4672]		[4673]	[4674]	[4675]
[4680]	[4681]	[4682]		[4683]	[4684]	[4685]
[4690]	[4691]	[4692]		[4693]	[4694]	[4695]
		TOTAL $		0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless ofwhether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital

withdrawals scheduled within the six month period following the report date including the proposed redemption of stock pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months. andpayments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation

Withdrawal Code	Description
	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			121,344	[4240]
	A.	Net income (loss)		87,043	[4250]
	B.	Additions (includes non-conforming capital of	[4262])		[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	(87,582)	[4270]
2.	Balance, end of period (From item 1800)			120,805	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

END